Exhibit 99.1

For Immediate Release

ADS-TEC Energy (ADSE) Reports Fiscal Year 2021 Results and Provides 2022 Guidance

●	Consummation of business combination with European Sustainable Growth Acquisition Corp. (“EUSG”) on December 23, 2021 provided ADSE with significant cash for future growth

●	Order Backlog was more than €60 million by end of March 2022, largely driven by the expansion into the U.S.

●	H2 2021 international expansion and diversification of revenue in additional geographies have created significant growth opportunities

●	Completion of the intial Porsche order in early 2021 resulted in a revenue decrease of approximately 30% year-over-year

●	IFRS gross loss in FY2021 was (€2.2) million

●	Adjusted gross profit in FY2021 was €0.8 million through this company transformation year

●	Adjusted EBITDA decreased to (€15.2) million for FY2021

●	FY2021 closed with €102 million cash and, as of this announcement, no debt

●	FY2022 Guidance includes a more than doubling of FY2021 revenue

●	Growth continues in core segments of Automotive Dealerships and “Smart” Municipalities within North America, Continental Europe and the United Kingdom

NÜRTINGEN, Germany – April 28, 2022 – ADS-TEC Energy plc (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced audited financials for fiscal year 2021 and guidance for 2022.

The company also announced strong performance and continued growth in its key segments with contracted business in municipalities, oil & gas, hospitality, big box retail, charging network operators, EV fleets, automotive OEM dealerships, and large last-mile delivery services since its business combination with EUSG at the end of December 2021.

ADS-TEC Energy made announcements in each of these segments, starting with an initial order by Porsche for more than 400 ADS-TEC Energy’s ChargeBox stations which was completed in Q2 2021.

In March of 2022, ADS-TEC Energy signed GenZ EV Solutions (GenZ EV) as its designated distributor of electric vehicle (EV) charging solutions to the automotive market in North America and South America. GenZ EV, a new company founded by automotive industry veterans with deep expertise, will be distributing ADS-TEC Energy charging technology to automotive OEMs, automotive dealerships and automotive fleet companies. There are over 18,000 automotive dealers in the US alone, representing a multi-billion dollar market opportunity.

In the retail segment, ADS-TEC Energy is preparing the implementation of a two-site trial for ChargeBox systems. The first is in a retail outlet mall in Miami/Dade county. The second is with a leading specialty outdoor sporting goods company located in the Midwest US. ADS-TEC Energy also continues its negotiations with both Tier 1 and Tier 2 oil and gas companies as well as Charge-Point Operators across North America and Europe.

To meet this continued growth, ADS-TEC Energy has narrowed its search to three states for sites to establish a US-based factory and executive offices. An an announcement is expected shortly following the close of negotiations.

Financial & Operational Highlights

The below represents summary financial and operational figures for fiscal year 2021.

●	Revenue of €33.0 million

●	Gross loss of €2.3 million

●	Net loss of €87.6 million

●	Adjusted gross profit of €0.8 million

●	Adjusted EBITDA of (€15.2) million

●	Adjusted Result before tax of (€21.4) million

●	Cash Flow from Operations of (€18.3) million

●	Capital Expenditure of €5.6 million

2022 Financial & Operating Guidance

ADSE is introducing FY2022 guidance as follows:

●	Total revenue of €80 - €100 million for FY2022

●	Revenue in FY2022 will be backloaded to second half based on confirmed order backlog

Additionally, ADSE is initiating charging unit sales target guidance: during FY 2022, ADSE expects to sell a total of 400 – 500 units.

Conference Call information

https://attendee.gotowebinar.com/register/8547501562267283723

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ADS-TEC Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ADS-TEC Energy Inc., a US subsidiary of ADS-TEC Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). ADSE is a global leader in battery-buffered, ultra-fast charging technology thatdraws on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADSE is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

More information on www.adstec-energy.com

Forward looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2022, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022, which is available on our website at https://adstec-energy.com/investor-relations-corporate-governance/ and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Use of Non-IFRS Financial Measures

ADS-TEC Energy has provided in this press release financial information that has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). ADS-TEC Energy uses these non-IFRS financial measures internally in analyzing its financial results and believes that the use of these non-IFRS financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing ADS-TEC Energy’s financial results with other companies in its industry as well other technology companies, many of which present similar non-IFRS financial measures.

The presentation of these non-IFRS financial measures is not meant to be considered in isolation or as a substitute for comparable IFRS financial measures and should be read only in conjunction with ADS-TEC Energy’s consolidated financial statements prepared in accordance with IFRS. A reconciliation of ADS-TEC Energy’s historical non-IFRS financial measures to their most directly comparable IFRS measures has been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Definition and Reconciliation of Non-IFRS Measures

The press release includes the following non-IFRS financial measures: “Adjusted Cost of sales”, “Adjusted Gross profit / (loss), “Adjusted EBITDA”, “Adjusted Result before tax”. ADSE believes these measures are useful to investors for evaluating period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, such as the one-time expenses incurred as a result of the business combination involving ads-tec Energy and European Sustainable Growth Acquisition Corp.

ADSE defines Adjusted Cost of sales (“COGS”) as COGS plus depreciation and amortization reported within COGS. Adjusted Gross profit / (loss) is defined as revenue less adjusted COGS. ADSE defines EBITDA as result before tax before (i) finance income / (expenses) and (ii) depreciation and amortization. ADSE defines Adjusted EBITDA as EBIDTA plus Listing fee. ADSE defines Adjusted Result before tax as result before tax plus Listing fee. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing ADSE financial performance.

kEUR	2021	2020	2019
IFRS Cost of sales	(35,310)	(45,548)	(22,219)
Less:
Depreciation and Amortization	3,103	1,515	470
Adjusted Cost of Sales	(32,207)	(44,033)	(21,749)

kEUR	2021	2020	2019
IFRS Gross profit / (loss)	(2,275)	1,822	(3,132)
Less:
Depreciation and Amortization	3,103	1,515	470
Adjusted Gross Profit	828	3,337	(2,662)

kEUR	2021	2020	2019
IFRS Result before tax	(87,227)	(10,325)	(10,559)
Less:
Share listing expense	65,759	0	0
Adjusted Result before tax	(21,431)	(10,325)	(10,559)

kEUR	2021	2020	2019
IFRS Result before tax	(87,227)	(10,325)	(10,559)
Less:
Finance income / (expenses)	2,787	2,135	884
Depreciation and amortization	3,485	1,641	573
EBITDA	(80,955)	(6,549)	(9,103)
Less:
Listing Fee	65,759	0	0
Adjusted EBITDA	(15,159)	(6,549)	(9,103)

Financial Statements

Consolidated statements of financial position

ASSETS

kEUR	Dec. 31, 2021	Dec. 31, 2020
Intangible assets (excl. Goodwill)	17,038	15,337
Right-of-use asset	1,988	2,503
Property, plant and equipment	2,958	2,019
Other investments (long term)	2,084	140
Trade and other receivables (long term)	4	4
Deferred tax assets	-	-
Non-current assets	24,072	20,003
Inventories	13,063	21,605
Contract assets	973	1,627
Trade and other receivables (short term)	11,304	2,075
Cash and cash equivalents	101,813	18
Current assets	127,152	25,325
Total assets	151,224	45,328

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES

kEUR	Dec. 31, 2021	Dec. 31, 2020
Share capital	4	32
Capital reserves	214,100	20,950
Other equity	-2	-
Retained earnings	-29,571	-19,291
Profit/Loss	-87,640	-10,280
Equity attributable to owners of the Company	96,892	-8,589
Non-controlling interests	-	-
Total equity	96,892	-8,589
Lease Liabilities (long term)	1,537	2,004
Warrant liability (long term)	12,767	-
Trade and other payables (long term)	158	25,457
Contract liabilities (long term)	132	-
Other provisions (long term)	7,438	1,543
Deferred tax liabilities	1,859	1,446
Non-current liabilities	23,892	30,450
Lease Liabilities (short term)	528	551
Loans and borrowings (short term)	7,522	354
Trade and other payables (short term)	14,000	12,455
Contract liabilities (short term)	6,208	8,142
Other provisions (short term)	2,182	1,964
Current liabilities	30,440	23,467
Total liabilities	54,332	53,917
Total equity and liabilities	151,224	45,328

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of profit or loss and other comprehensive income

kEUR	2021	2020	2019
Continuing Operations
Revenue	33,035	47,370	19,087
Cost of sales	-35,310	-45,548	-22,219
Gross profit (loss)	-2,275	1,822	-3,132
Research and development expenses	-2,012	-749	-473
Selling and general administrative expenses	-13,321	-7,570	-5,924
Impairment losses on trade receivables and contract assets	-171	-9	-63
Other income	4,538	541	1,026
Other expenses	-5,402	-2,224	-1,110
Operating Result	-18,643	-8,190	-9,676
Finance income	47	-	1
Finance expenses	-2,835	-2,135	-885
Share listing expenses	-65,796	-	-
Net finance costs	-68,583	-2,135	-884
Result before tax	-87,227	-10,325	-10,559
Income tax benefits / (expenses)	-413	45	-1,490
Result for the period	-87,640	-10,280	-12,050
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences	-2	-	-
Other comprehensive income for the period, net of tax	-2	-	-
Total comprehensive income for the period	-87,642	-10,280	-12,050
Total comprehensive income attributable to:
Shareholders of the parent	-87,642	-10,280	-12,050
Non-controlling interests	-	-	-
Earnings (loss) per share (in EUR)	-	-	-
Diluted	-3.46	-0.32	-0.38
Basic	-3.46	-0.32	-0.38

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	2021	2020
Result for the period	-87,640	-10,280
Depreciation and amortization	3,485	1,641
Finance income	-47	-
Finance expense	2,835	2,135
Share listing expense	58,523	-
Gain/loss on disposal of property, plant and equipment	55	70
Change in trade receivables not attributable to investing or financing activities	-10,540	1,380
Change in inventories	8,572	13,887
Change in trade payables	785	5,936
Change in contract assets	654	-565
Change in contract liabilities	-1,802	-29,686
Change in other investments	-2,577	-140
Change in other provisions	6,112	3,082
Change in other liabilities	3,283	-45
Cash flow from operating activities	-18,304	-12,584
Purchase of property, plant and equipment	-1,576	-1,059
Investments in intangible assets, including internally generated intangible asset	-4,009	-5,564
Proceeds from sale of property, plant and equipment	-	-
Cash flow from investing activities	-5,585	-6,623
Proceeds from borrowings and shareholder contribution and loans	26,409	10,354
Repayment of loans and borrowings	-354	-
Proceeds from issuance of shares to equity holders of the parent	265,372	-
Cash election by shareholders in lieu of shares	-84,112	-
Transaction cost deducted from equity	-14,991	-
Repayment of shareholder loans	-43,257	-
Redemption of equity	-19,976	-
Payment of lease liabilities	-569	-454
Interest paid	-2,571	-
Cash flow from financing activities	125,950	9,900
Net increase in cash and cash equivalents	102,062	-9,307
Net cash and cash equivalents at the beginning of the period	18	9,325
FX effects	-267	-
Net cash and cash equivalents at the end of the period	101,813	18

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Contacts:

ADS-Tec Investor Relations –

Cary Segall

ADS-TEC Energy

c.segall@ads-tec-energy.com

(845) 224-8180

Media – United States:

Scott Gamm

Strategy Voice Associates

scott@strategyvoiceassociates.com

+1 917-626-9515

Media - Europe:

Burkhard Leschke Brand Relations GmbH

Burkhard Leschke

b.leschke@blbr.de

+49 16093803331